

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 24, 2017

Richard D. Booth
Chief Financial Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, NH 03801-6808

 Re: Bottomline Technologies (de), Inc.
 Form 10-K for the fiscal year ended June 30, 2016
 Filed August 29, 2016
 File No. 000-25259

Dear Mr. Booth:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 /s/ Stephen Krikorian

 Stephen Krikorian
 Accounting Branch Chief
 Office of Information Technologies
 and Services